April 20, 2005


Mail Stop 03-06

Reed J. Killion
President and Director
Uni-Pixel, Inc.
11940 Jollyville Road, Suite 200N
Austin, Texas 78759

Re:	Uni-Pixel, Inc.
	Amendment No. 1 to Form 10-SB
	Filed April 1, 2005
	File No. 0-49737

Dear Mr. Killion:

      We have the following comments to your filing. If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please be advised that we will issue comments on your confidential treatment application in a separate letter.
2. We note your response to comment 6. Please file as an exhibit the agreement. In addition, discuss the "specific milestones" and the government`s rights to your technology under the agreements.
Also,
clarify the phrase "march-in rights."

      *     *     *

      Please amend your filing within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Julie Sherman at (202) 824-5506 or Jay Webb, Reviewing Accountant, at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 942-2914 or me at (202)
942-1927 with any other questions.


      Sincerely,



Thomas A. Jones
Senior Attorney

Reed J. Killion
Uni-Pixel, Inc.
April 20, 2005
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